Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors
Investors Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333‑195828) on Form S-8 of Investors Bank Employee 401(k) Plan of our report dated June 28, 2016, with respect to the statements of net assets available for benefits of the Investors Bank Employee 401(k) Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report for Form 11-K of the Investors Bank Employee 401(k) Plan.

/s/ KPMG LLP

New York, NY
June 28, 2016